J.P. Galda & Co.

Attorneys-at-Law

Three Westlakes

1055 Westlakes Drive, Suite 300

Berwyn, Pennsylvania 19312

Telephone (215) 815-1534

August 19, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algae Dynamics Corp. (the “Registrant”)
Registration Statement on Form S – 1

Ladies and Gentlemen:

The Registrant today has filed a Registration Statement on Form S – 1 (the “Registration Statement”) for the purposes of registering for resale additional common shares which were issued pursuant to private placement transactions with two consultants and with members of senior management. Also, pursuant to Rule 429, the prospectus included in the Registration Statement updates the prospectus with respect to the resales of previously – registered common shares. There is been no change in the nature of the business nor has there been any significant change to the Registrant’s financial condition and results of operations. Accordingly, the disclosure is substantially similar to the disclosure in the Registration Statement on Form S – 1 that was declared effective in March 2016 (Registration Statement Number 333 – 297232). The Registrant would like to go effective with respect to this Registration Statement as soon as possible so we would appreciate a telephone call with respect to the Staff’s review decision. My telephone number is 215-815-1534 and my e-mail address is jpgalda@jpgaldaco.com. The Registrant’s principal responsible party is Paul Ramsay, the Registrant’s president, and his telephone number is 416-704-3040 and his e-mail address is Ramsay@algaedynamics.com.

Please contact the undersigned with any questions or comments regarding this filing.

Very truly yours,

J.P. Galda & Co.

/s/ Joseph P. Galda